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                                  EXHIBIT 58

FOR IMMEDIATE RELEASE                                     Contact:  Maureen Fisk
                                                                    847/468-2452


                            SAFETY-KLEEN ANNOUNCES
                          DEFINITIVE MERGER AGREEMENT
                      WITH LAIDLAW ENVIRONMENTAL SERVICES


     March 16, 1998 - Elgin, IL - Safety-Kleen Corp. (SK/NYSE) today announced that its Board of Directors has approved and executed a definitive merger agreement with Laidlaw Environmental Services of Columbia, South Carolina. The agreement provides for an exchange offer followed by a back end merger.

     At a Board meeting held on March 15, the Directors unanimously approved the agreement, which provides for payment, in both an exchange offer and merger, of $18.30 in cash, plus 2.8 shares of Laidlaw Environmental Common Stock for each share of Safety-Kleen. In reaching its decision, the Board concluded that the exchange offer is the best value available to Safety-Kleen shareholders and therefore recommends that shareholders tender their shares in response to Laidlaw's offer. The tender is expected to close at midnight (EST) on March 27, 1998.

     Donald W. Brinckman, Chairman and Chief Executive Officer stated, "The Board has achieved its goal of enhancing shareholder value and it is pleased that the terms of the offer with Laidlaw were improved on the cash side by $0.30 to $18.30 per share and on the stock portion by fixing the ratio at 2.8 to 1. We fully support the exchange offer and are committed to seeking a smooth transition for the combination of these two companies."

     Safety-Kleen is a leading environmental and industrial service company dedicated to the helping nearly 400,000 automotive and industrial customers process their waste streams.


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